AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Scott P. Slykas, Esq.

Director of Corporate Legal & SEC Affairs

August 15, 2007

FILED VIA EDGAR (CORRESP)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-6010

Re:	Affirmative Insurance Holdings, Inc.
Comment Letter Regarding Form 10-K
for the fiscal year ended December 31, 2006;
File Number 000-50795

Dear Mr. Rosenberg:

On July 11, 2007, we filed correspondence with the Securities and Exchange Commission (the “Commission”), indicating that we would be responding to that certain correspondence dated July 3, 2007 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Commission with respect to the Form 10-K for the year ended December 31, 2006 of Affirmative Insurance Holdings, Inc. (“Affirmative”) on or before August 17, 2007.

The Staff’s comments, which relate to accounting issues and related disclosures, require careful consideration both by our internal accounting, actuarial and legal staff as well as our independent auditors in order to prepare appropriate responses. Our internal accounting and legal staff as well as our independent auditors were heavily involved in quarter-end closing and reporting processes during July and early August, and as a consequence, we have been unable to complete all of our responses to the Staff’s comments in the Comment Letter to our satisfaction. Since we wish to ensure that we provide nothing but thorough and accurate responses to the matters contained in the Comment Letter, this correspondence will therefore confirm that we will submit our written response to the Staff’s comments in the Comment Letter on or before August 31, 2007.

Thank your for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

            /s/ Scott P. Slykas

Scott P. Slykas, Esq.

Director of Corporate Legal & SEC Affairs

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone:   (630) 560-7696

Facsimile:    (630) 560-7244

E-Mail:         scott.slykas@affirmativeinsurance.com